Cancellation of Stock Option Granted

1. Details

• Stock option holders affected by the cancellation: 11 directors including Mr. Sung-Deuk Park

• Class and number of shares: 204,200 common shares

• Reasons for cancellation: Voluntary renouncement of stock option

2. Number of stock options granted after the cancellation

• Number of grantees: 7

• Number of shares granted: 434,632 common shares

3. Date of board resolution: September 15, 2005

4. Others

• Please refer below for the details of stock option holders affected by the cancellation.

• The renouncement will be submitted the board of directors on September 15, 2005.

• The number of shares cancelled by directors:

• Sung-Deuk Park (Outside Director) : 5,200

• Kook-Hyun Moon (Outside Director) : 5,200

• Stuart B. Solomon (Outside Director) : 5,200

• Do-Hwan Kim (Outside Director) : 5,200

• Date of stock option granted: September 16, 2003

• Exercise period: September 17, 2005 ~ September 16, 2010

• Exercise price: 57,000 won

• Sang-Hoon Lee (Standing Director) : 51,845

• Woo-Sik Kim (Standing Director) : 49,855

• Date of stock option granted: December 12, 2003

• Exercise period: December 13, 2005 ~ December 12, 2010

• Exercise price: 65,000 won

• Jeong-Ro Yoon (Outside Director) : 5,400

• Kon-Sik Kim (Outside Director) : 5,400

• Date of stock option granted: February 4, 2005

• Exercise period: February 5, 2007 ~ February 4, 2012

• Exercise price: 54,600 won

• Thae-Surn Khwarg (Outside Director) : 5,700

• Jeong-Soo Suh (Standing Director) : 60,000

• Date of stock option granted: April 28, 2005

• Exercise period: April 29, 2007 ~ April 28, 2012

• Exercise price: 50,400 won